

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2013

<u>Via E-mail</u>
Joseph Connolly, Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

> **Re: Vivus, Inc.**
> **Definitive Additional Materials filed on July 17, 2013**
> **File No. 1-33389**

Dear Mr. Connolly:

 We have reviewed your filing and have the following comment.

<u>Definitive Additional Materials</u>

1. We note your response to comment one in our letter dated July 16, 2013. We note your statement that the board's purpose for the adjournment was to allow the company's stockholders sufficient time to consider accurate information and make informed voting decisions that were not affected by certain statements by First Manhattan. We remind you that if one of the purposes of the adjournment is to solicit additional proxies, then the adjournment is inconsistent with Rule 14a-4. In this regard, we note that the company's proxy card does not include an adjournment proposal as a separate matter to be voted upon and which describes the intent to adjourn to solicit additional proxies.

 Please contact me at (202) 551-3411 with any questions you may have.

> Sincerely,
>
> /s/ Peggy Kim
>
> Peggy Kim
> Special Counsel
> Office of Mergers and Acquisitions